Exhibit 21

LIST OF SUBSIDIARIES

Name of Subsidiary	State of Incorporation

AA DCAP Greenbrook Inc.	New Jersey
AIA-DCAP Corp.(1)	Pennsylvania
Baron Cycle, Inc. (2)	New York
Barry Scott Acquisition Corp.(2)	New York
Barry Scott Agency Inc.(2)	New York
Barry Scott Companies, Inc.(1)	Delaware
Blast Acquisition Corp.	Delaware
DCAP Management Corp.	New York
Dealers Choice Automotive Planning Inc.	New York
DCAP Accurate, Inc.(2)	Delaware
IAH, Inc.	Delaware
Intandem Corp.	New York
Payments Inc.	New York
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(1)	A wholly-owned subsidiary of Blast Acquisition Corp.
(2)	A wholly-owned subsidiary of Barry Scott Companies, Inc.